SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2014

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                        Form 40-F   [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]                             No   [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-             .

QUARTERLY REPORT

Quarter Ended September 30, 2014

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.61.92, as published by Federal Reserve Board of Governors on September 30, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of

Particulars	Note	September 30, 2014	September 30, 2014	March 31, 2014

		Convenience translation into U.S.$ (See Note 2.(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$133	Rs.8,216	Rs.8,451
Other investments	5	331	20,521	25,083
Trade and other receivables		609	37,722	33,037
Inventories	6	454	28,123	23,992
Derivative financial instruments	8	7	442	554
Current tax assets		8	509	1,298
Other current assets		191	11,842	11,332

Total current assets		U.S.$1,734	Rs.107,375	Rs.103,747

Non-current assets
Property, plant and equipment	9	U.S.$752	Rs.46,559	Rs.44,424
Goodwill	10	57	3,553	3,428
Other intangible assets	11	163	10,095	11,269
Investment in equity accounted investees		15	942	806
Other investments – non-current	5	0	11	-
Deferred tax assets		112	6,964	6,054
Other non-current assets		13	819	495

Total non-current assets		U.S.$1,113	Rs.68,943	Rs.66,476

Total assets		U.S.$2,848	Rs.176,318	Rs.170,223

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$207	Rs.12,843	Rs.10,503
Derivative financial instruments	8	6	387	305
Current tax liabilities		29	1,778	1,192
Short-term borrowings	12	227	14,052	20,607
Long-term borrowings, current portion	12	112	6,916	3,395
Provisions		51	3,170	2,819
Other current liabilities		252	15,587	15,242

Total current liabilities		U.S.$884	Rs.54,733	Rs.54,063

Non-current liabilities
Long-term borrowings, excluding current portion	12	U.S.$289	Rs.17,886	Rs.20,740
Provisions – non-current		1	58	92
Deferred tax liabilities		46	2,872	2,744
Other non-current liabilities		29	1,765	1,783

Total non-current liabilities		U.S.$365	Rs.22,581	Rs.25,359

Total liabilities		U.S.$1,249	Rs.77,314	Rs.79,422

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of

Particulars	Note	September 30, 2014	September 30, 2014	March 31, 2014

		Convenience translation into U.S.$ (See Note 2.(d))
Equity
Share capital	15	U.S.$14	Rs.852	Rs.851
Equity shares held by controlled trust		-	-	(5)
Share premium		358	22,161	21,553
Share based payment reserve		13	827	1,008
Retained earnings		1,174	72,709	65,051
Other components of equity		40	2,455	2,343

Total equity		U.S.$1,599	Rs.99,004	Rs.90,801

Total liabilities and equity		U.S.$2,848	Rs.176,318	Rs.170,223

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Six months ended September 30,			Three months ended September 30,

Particulars	Note	2014	2014	2013	2014	2013

		Convenience translation into U.S.$ (See Note 2.(d))
Revenues		U.S.$1,148	Rs.71,054	Rs.62,024	Rs.35,879	Rs.33,575
Cost of revenues		472	29,224	27,536	14,893	14,106

Gross profit		676	41,830	34,488	20,986	19,469

Selling, general and administrative expenses		345	21,352	18,530	10,673	9,736
Research and development expenses		129	7,988	5,438	4,113	3,009
Other (income)/expense, net	13	(7)	(450)	(1,012)	(265)	(636)

Total operating expenses		467	28,890	22,956	14,521	12,109

Results from operating activities		209	12,940	11,532	6,465	7,360
Finance income		23	1,448	839	695	663
Finance expense		(9)	(546)	(618)	(274)	(372)

Finance (expense)/income, net	14	15	902	221	421	291
Share of profit of equity accounted investees, net of tax		2	104	79	51	44

Profit before tax		225	13,946	11,832	6,937	7,695
Tax expense	18	44	2,701	1,320	1,196	792

Profit for the period		182	11,245	10,512	5,741	6,903

Attributable to:
Equity holders of the Company		182	11,245	10,513	5,741	6,904
Non-controlling interest		-	-	(1)	-	(1)

Profit for the period		U.S$182	Rs.11,245	Rs.10,512	Rs.5,741	Rs.6,903

Earnings per share:
Basic earnings per share of Rs.5/- each		U.S$1.07	Rs.66.05	Rs.61.85	Rs.33.70	Rs.40.59
Diluted earnings per share of Rs.5/- each		U.S$1.06	Rs.65.82	Rs.61.62	Rs.33.60	Rs.40.47

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Six months ended September 30,			Three months ended September 30,

Particulars	2014	2014	2013	2014	2013

	Convenience translation into U.S.$ (See Note 2.(d))
Profit for the period	U.S.$182	Rs.11,245	Rs.10,512	Rs.5,741	Rs.6,903
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:	-	-	-	-	-
Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$4	Rs.237	Rs.(66)	Rs.17	Rs.(159)
Foreign currency translation adjustments	2	154	780	98	282
Effective portion of changes in fair value of cash flow hedges, net	(5)	(285)	(3,870)	(166)	(1,433)
Tax on items that may be reclassified subsequently to profit or loss	0	6	710	36	310

Total items that may be reclassified subsequently to profit or loss	U.S.$2	Rs.112	Rs.(2,446)	Rs.(15)	Rs.(1,000)

Other comprehensive income/(loss) for the period, net of tax	U.S.$2	Rs.112	Rs.(2,446)	Rs.(15)	Rs.(1,000)

Total comprehensive income for the period	U.S.$183	Rs.11,357	Rs.8,066	Rs.5,726	Rs.5,903

Attributable to:
Equity holders of the Company	183	11,357	8,064	5,726	5,902
Non-controlling interests	-	-	2	-	1

Total comprehensive income for the period	U.S.$183	Rs.11,357	Rs.8,066	Rs.5,726	Rs.5,903

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Number of shares	Share capital	Share premium	Fair value reserve

Balance as of April 1, 2014	170,108,868	Rs.851	Rs.21,553	Rs.78
Issue of equity shares on exercise of options	256,971	1	412	-
Share based payment expense	-	-	-	-
Profit for the period	-	-	-	-
Dividend paid (including corporate dividend tax)	-	-	-	-
Sale of equity shares held by controlled trust(1)	-	-	196	-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.78	-	-	-	159
Foreign currency translation adjustments, net of tax benefit of Rs.12	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.72	-	-	-	-

Balance as of September 30, 2014	170,365,839	Rs.852	Rs.22,161	Rs.237

Convenience translation into U.S.$ (See Note 2.(d))		U.S.$14	U.S.$358	U.S.$4

Balance as of April 1, 2013	169,836,475	Rs.849	Rs.21,214	Rs.52
Issue of equity shares on exercise of options	263,260	1	327	-
Share based payment expense	-	-	-	-
Profit for the period	-	-	-	-
Dividend paid (including corporate dividend tax)	-	-	-	-
Transfer to debenture redemption reserve	-	-	-	-
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.21	-	-	-	(45)
Foreign currency translation differences, net of tax expense of Rs.4	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.693	-	-	-	-
Acquisition of non-controlling interests	-	-	-	-

Balance as of September 30, 2013	170,099,735	Rs.850	Rs.21,541	Rs.7

[Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share based payment reserve	Equity shares held by a controlled trust	Foreign currency translation reserve	Hedging reserve

Balance as of April 1, 2014	Rs.1,008	Rs.(5)	Rs.4,477	Rs.(1,960)
Issue of equity shares on exercise of options	(411)	-	-	-
Share based payment expense	230	-	-	-
Profit for the period	-	-	-	-
Dividend paid (including corporate dividend tax)	-	-	-	-
Sale of equity shares held by controlled trust(1)	-	5	-	-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.78	-	-	-	-
Foreign currency translation adjustments, net of tax benefit of Rs.12	-	-	166	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.72	-	-	-	(213)

Balance as of September 30, 2014	Rs.827	Rs.-	Rs.4,643	Rs.(2,173)

Convenience translation into U.S.$ (See Note 2.(d))	U.S.$13	U.S.$-	U.S.$75	U.S.$(35)

Balance as of April 1, 2013	Rs.911	Rs.(5)	Rs.3,928	Rs.(390)
Issue of equity shares on exercise of options	(327)	-	-	-
Share based payment expense	204	-	-	-
Profit for the period	-	-	-	-
Dividend paid (including corporate dividend tax)	-	-	-	-
Transfer to debenture redemption reserve	-	-	-	-
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.21	-	-	-	-
Foreign currency translation differences, net of tax expense of Rs.4	-	-	773	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.693	-	-	-	(3,177)
Acquisition of non-controlling interests	-	-	-	-

Balance as of September 30, 2013	Rs.788	Rs.(5)	Rs.4,701	Rs.(3,567)

[Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Retained earnings	Debenture redemption reserve	Non- controlling interests	Actuarial gains / (losses)	Total

Balance as of April 1, 2014	Rs.65,051	Rs.-	Rs.-	Rs.(252)	Rs.90,801
Issue of equity shares on exercise of options	-	-	-	-	2
Share based payment expense	-	-	-	-	230
Profit for the period	11,245	-	-	-	11,245
Dividend paid (including corporate dividend tax)	(3,587)	-	-	-	(3,587)
Sale of equity shares held by controlled trust(1)	-	-	-	-	201
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.78	-	-	-	-	159
Foreign currency translation adjustments, net of tax benefit of Rs.12	-	-	-	-	166
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.72	-	-	-	-	(213)

Balance as of September 30, 2014	Rs.72,709	Rs.-	Rs.-	Rs.(252)	Rs.99,004

Convenience translation into U.S.$ (See Note 2.(d))	U.S.$1,174	U.S.$-	U.S.$-	U.S.$(4)	U.S.$1,599

Balance as of April 1, 2013	Rs.44,815	Rs.1,711	Rs.20	Rs.(300)	Rs.72,805
Issue of equity shares on exercise of options	-	-	-	-	1
Share based payment expense	-	-	-	-	204
Profit for the period	10,513	-	(1)	-	10,512
Dividend paid (including corporate dividend tax)	(2,985)	-	-	-	(2,985)
Transfer to debenture redemption reserve	(424)	424	-	-	-
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.21	-	-	-	-	(45)
Foreign currency translation differences, net of tax expense of Rs.4	-	-	3	-	776
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.693	-	-	-	-	(3,177)
Acquisition of non-controlling interests	(0)	-	(5)	-	(5)

Balance as of September 30, 2013	Rs.51,919	Rs.2,135	Rs.17	Rs.(300)	Rs.78,086

(1) During the six months ended September 30, 2014, the Company disposed of all of the shares held by its controlled trust for a total consideration of Rs.201. A gain of Rs.196 arising from this transaction is recorded in share premium.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	For the six months ended September 30,

	2014	2014	2013

Particulars	Convenience translation into U.S.$ (See Note 2.(d))

Cash flows from/(used in) operating activities:
Profit for the period	U.S.$182	Rs.11,245	Rs.10,512
Adjustments for:
Income tax expense	44	2,701	1,320
Profit on sale of investments	(4)	(247)	(50)
Depreciation and amortization	62	3,830	3,346
Inventory write-downs	21	1,306	848
Allowance/(reversal of allowance) for doubtful trade and other receivables	(1)	(48)	60
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net	1	40	(27)
Allowance for sales returns	22	1,334	982
Share of profit of equity accounted investees	(2)	(104)	(79)
Exchange (gain)/loss, net	1	33	(1,657)
Interest expense, net	1	63	59
Share based payment expense	4	230	204
Changes in operating assets and liabilities:
Trade and other receivables	(75)	(4,617)	1,926
Inventories	(88)	(5,456)	(2,807)
Trade and other payables	29	1,819	(1,552)
Other assets and other liabilities	(20)	(1,236)	(5,615)

Cash generated from operations	U.S.$176	Rs.10,893	Rs.7,470
Income tax paid	(30)	(1,880)	(2,145)

Net cash from operating activities	U.S.$146	Rs.9,013	Rs.5,325

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	U.S.$(68)	Rs.(4,235)	Rs.(5,611)
Proceeds from sale of property, plant and equipment	1	84	17
Expenditure on other intangible assets	(6)	(353)	(287)
Proceeds from sale of other intangible assets	-	-	29
Purchase of other investments	(264)	(16,360)	(10,576)
Proceeds from sale of other investments	345	21,346	12,994
Cash paid for acquisition of business, net of cash acquired	(4)	(276)	-
Interest and dividend received	7	422	305

Net cash from/(used in) investing activities	U.S.$10	Rs.628	Rs.(3,129)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares	U.S.$0	Rs.1	Rs.1
Proceeds from sale of equity shares held by a controlled trust	3	201	-
Repayment of short term borrowings, net	(95)	(5,872)	(3,529)
Proceeds from long term borrowings	-	-	10,100
Repayment of long term borrowings	(1)	(57)	(112)
Cash paid for acquisition of non-controlling interests	-	-	(5)
Dividend paid (including corporate dividend tax)	(58)	(3,587)	(2,985)
Interest paid	(9)	(576)	(405)

Net cash from/(used in) financing activities	U.S.$(160)	Rs.(9,890)	Rs.3,065

Net increase/(decrease) in cash and cash equivalents	(4)	(249)	Rs.5,261
Effect of exchange rate changes on cash and cash equivalents	0	14	1,182
Cash and cash equivalents at the beginning of the period (See Note 4)	136	8,451	5,054

Cash and cash equivalents at the end of the period (See Note 4)	U.S.$133	Rs.8,216	Rs.11,497

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1.	Reporting Entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on November 14, 2014.

b)	Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2014 contained in the Company’s Annual Report on Form 20-F.

c)	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sales of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

d)	Convenience translation

The unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of and for the six months ended September 30, 2014 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.61.92, as published by the Federal Reserve Board of Governors on September 30, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

e)	Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2014.

f)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

IFRS 15- Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The new revenue recognition standard is applicable for annual periods beginning on or after January 1, 2017 with early application permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

Amendments to IAS 16- Property, plant and equipment and IAS 38- Intangible assets

In May 2014, the IASB issued limited-scope amendments to IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”, to clarify the use of a revenue-based depreciation or amortization method. With respect to property, plant and equipment, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. With respect to intangible assets, the amended standard incorporates a rebuttable presumption that an amortization method based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Proprietary Products.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment includes the discovery and development of new chemical entities and differentiated formulations for subsequent commercialization. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also includes the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

Others. This includes the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies to treat oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through IND filing.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the six months ended September 30, 2014

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Segment revenues (1)	Rs.57,871	Rs.11,930	Rs.604	Rs.649	Rs.71,054

Gross profit	Rs.38,208	Rs.2,946	Rs.510	Rs.166	Rs.41,830
Selling, general and administrative expenses					21,352
Research and development expenses					7,988
Other (income)/expense, net					(450)

Results from operating activities					Rs.12,940
Finance (expense)/income, net					902
Share of profit of equity accounted investees, net of tax					104

Profit before tax					Rs.13,946
Tax expense					2,701

Profit for the period					Rs.11,245

(1)	Segment revenue for the six months ended September 30, 2014 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.3,718.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:		For the six months ended September 30, 2013

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Segment revenues (1)	Rs.48,450	Rs.12,271	Rs.745	Rs.558	Rs.62,024

Gross profit	Rs.31,042	Rs.2,691	Rs.687	Rs.68	Rs.34,488
Selling, general and administrative expenses					18,530
Research and development expenses					5,438
Other (income)/expense, net					(1,012)

Results from operating activities					Rs.11,532
Finance (expense)/income, net					221
Share of profit of equity accounted investees, net of tax					79

Profit before tax					Rs11,832
Tax expense					1,320

Profit for the period					Rs.10,512

(1)	Segment revenue for the six months ended September 30, 2013 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.2,445.

Information about segments:	For the three months ended September 30, 2014

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Segment revenues (1)	Rs.28,868	Rs.6,392	Rs.298	Rs.321	Rs.35,879

Gross profit	Rs.18,927	Rs.1,712	Rs.266	Rs.81	Rs.20,986
Selling, general and administrative expenses					10,673
Research and development expenses					4,113
Other (income)/expense, net					(265)

Results from operating activities					Rs.6,465
Finance (expense)/income, net					421
Share of profit of equity accounted investees, net of tax					51

Profit before tax					Rs.6,937
Tax expense					1,196

Profit for the period					Rs.5,741

(1)	Segment revenue for the three months ended September 30, 2014 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.1,910.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:	For the three months ended September 30, 2013

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Segment revenues (1)	Rs.26,548	Rs.6,403	Rs.425	Rs.199	Rs.33,575

Gross profit	Rs.17,559	Rs.1,577	Rs.406	Rs.(73)	Rs.19,469
Selling, general and administrative expenses					9,736
Research and development expenses					3,009
Other (income)/expense, net					(636)

Results from operating activities					Rs.7,360
Finance (expense)/income, net					291
Share of profit of equity accounted investees, net of tax					44

Profit before tax					Rs.7,695
Tax expense					792

Profit for the period					Rs.6,903

(1)	Segment revenue for the three months ended September 30, 2013 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.1,430.

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customers:

	For the six months ended September 30,		For the three months ended September 30,

Geography	2014	2013	2014	2013

North America (the United States and Canada)	Rs.33,439	Rs.27,059	Rs.16,001	Rs.14,693
Russia and other countries of the former Soviet Union	9,659	10,005	4,798	5,516
India	10,469	9,562	5,695	5,278
Europe	8,531	8,094	4,184	4,236
Others	8,956	7,304	5,201	3,852

	Rs.71,054	Rs.62,024	Rs.35,879	Rs.33,575

Analysis of revenue by geography within Global Generics segment:

The following table shows the distribution of revenues of the Company’s Global Generics segment by geography, based on the location of the customer:

	For the six months ended September 30,		For the three months ended September 30,

Geography	2014	2013	2014	2013

North America (the United States and Canada)	Rs.30,749	Rs.24,115	Rs.14,281	Rs.13,244
Russia and other countries of the former Soviet Union	9,659	10,005	4,798	5,516
India	8,798	7,700	4,799	4,207
Europe	2,904	3,334	1,445	1,761
Others	5,761	3,296	3,545	1,820

	Rs.57,871	Rs.48,450	Rs.28,868	Rs.26,548

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Analysis of revenue by geography within PSAI segment:

The following table shows the distribution of revenues of the Company’s PSAI segment by geography, based on the location of the customer:

	For the six months ended September 30,		For the three months ended September 30,
Geography	2014	2013	2014	2013
North America (the United States and Canada)	Rs.1,845	Rs.2,036	Rs.1,298	Rs.944
India	1,671	1,863	896	1,071
Europe	5,230	4,451	2,548	2,358
Others	3,184	3,921	1,650	2,030
	Rs.11,930	Rs.12,271	Rs.6,392	Rs.6,403

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	September 30, 2014	March 31, 2014
Cash balances	Rs.3	Rs.3
Balances with banks	5,462	4,580
Term deposits with banks (original maturities up to 3 months)	2,751	3,868
Cash and cash equivalents in the statement of financial position	8,216	8,451
Bank overdrafts used for cash management purposes	-	-
Cash and cash equivalents in the statement of cash flow	Rs.8,216	Rs.8,451

Cash and cash equivalents included restricted cash of Rs.191 and Rs.318, respectively, as of September 30, 2014 and March 31, 2014, which consisted of:

•	Rs.61 as of September 30, 2014 and Rs.83 as of March 31, 2014, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•

Rs.115 as of September 30, 2014 and Rs.115 as of March 31, 2014, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom;

•

Rs.0 as of September 30, 2014 and Rs.96 as of March 31, 2014, representing amounts deposited in an escrow account pursuant to a research and collaboration arrangement entered with Um Pharmauji Sdn. Bhd., Malaysia; and

•	Rs.15 as of September 30, 2014 and Rs.24 as of March 31, 2014, representing other restricted cash amounts.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of September 30, 2014 are as follows:

	Cost	Gain recognized directly in equity	Fair value
Investment in units of mutual funds	Rs.8,043	Rs.317	Rs.8,360
Investment in equity securities	3	26	29
Term deposits with banks	12,143	-	12,143
	Rs.20,189	Rs.343	Rs.20,532
Current portion
Investment in units of mutual funds	Rs.8,043	Rs.317	Rs.8,360
Investment in equity securities	3	26	29
Term deposits with banks	12,132	-	12,132
	Rs.20,178	Rs.343	Rs.20,521
Non-current portion
Term deposits with banks	Rs.11	Rs.-	Rs.11
	Rs.11	Rs.-	Rs.11

As of March 31, 2014, all of such investments were current, the details of which are as follows:

	Cost	Gain recognized directly in equity	Fair value
Investment in units of mutual funds	Rs.10,676	Rs.86	Rs.10,762
Investment in equity securities	3	20	23
Term deposits with banks	14,298	-	14,298
	Rs.24,977	Rs.106	Rs.25,083

6.	Inventories

Inventories consist of the following:

	As of
	September 30, 2014	March 31, 2014

Raw materials	Rs.7,974	Rs.6,127

Packing materials, stores and spares	1,978	1,626
Work-in-progress	7,848	6,619
Finished goods	10,323	9,620

	Rs.28,123	Rs.23,992

The above table includes inventories amounting to Rs.629 and Rs.612 which are carried at fair value less cost to sell, as at September 30, 2014 and March 31, 2014, respectively.

During the three months and six months ended September 30, 2014, the Company recorded inventory write-downs of Rs.585 and Rs.1,306, respectively (as compared to Rs.439 and Rs.848 for the three months and six months ended September 30, 2013, respectively). These adjustments were included in cost of revenues.

Cost of revenues for the three months and six months ended September 30, 2014 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to Rs.8,451 and Rs.16,294, respectively (as compared to Rs.8,209 and Rs.15,709 for the three months and six months ended September 30, 2013, respectively). Cost of revenues for the three months and six months ended September 30, 2014 include other expenditures recognized in the income statements amounting to Rs.6,442 and Rs.12,930 respectively (as compared to Rs.5,897 and Rs.11,827 for the three months and six months ended September 30, 2013, respectively).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

7.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk which arises from its foreign currency revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros.

The Company uses forward contracts, future contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net loss of Rs.166 and Rs.285 for the three and six months ended September 30, 2014, respectively (as compared to a net loss of Rs.1,433 and Rs.3,870 for the three and six months ended September 30, 2013, respectively). The Company also recorded, as part of revenue, a net gain of Rs.67 and Rs.128 during the three and six months ended September 30, 2014, respectively (as compared to a net loss of Rs.653 and Rs.502 during the three and six months ended September 30, 2013, respectively).

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.2,188 and Rs.1,903 as of September 30, 2014 and March 31, 2014, respectively.

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

In respect of all of its foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net gain of Rs.260 and Rs.762 for the three and six months ended September 30, 2014, respectively (as compared to a net loss of Rs.1,009 and Rs.2,859 for the three and six months ended September 30, 2013, respectively).

8.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.

Derivative financial instruments

The Company uses forward exchange contracts, futures contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8.	Financial instruments (continued)

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at September 30, 2014 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value
Assets:
Cash and cash equivalents	4	Rs.8,216	Rs.-	Rs.-	Rs.-	Rs.8,216	Rs.8,216
Other investments	5	12,143	8,389	-	-	20,532	20,532
Trade and other receivables		37,722	-	-	-	37,722	37,722
Derivative financial asset		-	-	-	442	442	442
Other assets(1)		2,300	-	-	-	2,300	2,300
Total		Rs.60,381	Rs.8,389	Rs.-	Rs.442	Rs.69,212	Rs.69,212
Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.12,843	Rs.-	Rs.12,843	Rs.12,843
Derivative financial liability		-	-	-	387	387	387
Long-term borrowings	12	-	-	24,849	-	24,849	24,849
Short-term borrowings	12	-	-	14,052	-	14,052	14,052
Other liabilities and provisions(2)		-	-	16,635	-	16,635	16,635
Total		Rs.-	Rs.-	Rs.68,379	Rs.387	Rs.68,766	Rs.68,766

The carrying value and fair value of financial instruments by each category as at March 31, 2014 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value
Assets:
Cash and cash equivalents	4	Rs.8,451	Rs.-	Rs.-	Rs.-	Rs.8,451	Rs.8,451
Other investments	5	14,298	10,785	-	-	25,083	25,083
Trade and other receivables		33,037	-	-	-	33,037	33,037
Derivative financial asset		-	-	-	554	554	554
Other assets(1)		1,853	-	-	-	1,853	1,853
Total		Rs.57,639	Rs.10,785	Rs.-	Rs.554	Rs.68,978	Rs.68,978
Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.10,503	Rs.-	Rs.10,503	Rs.10,503
Derivative financial liability		-	-	-	305	305	305
Long-term borrowings	12	-	-	24,213	-	24,213	24,213
Short-term borrowings	12	-	-	20,607	-	20,607	20,607
Other liabilities and provisions(2)		-	-	16,463	-	16,463	16,463
Total		Rs.-	Rs.-	Rs.71,786	Rs.305	Rs.72,091	Rs.72,091

(1) Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) amounting to Rs.10,870 and Rs.11,273 as of September 30, 2014 and March 31, 2014, respectively, are not included.

(2) Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) amounting to Rs.5,723 and Rs.4,665 as of September 30, 2014 and March 31, 2014, respectively, are not included.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8.	Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2014:

Particulars	Level 1	Level 2	Level 3	Total

Available for sale - Financial asset - Investments in units of mutual funds	Rs.8,360	Rs.-	Rs.-	Rs.8,360
Available for sale - Financial asset - Investment in equity securities	29	-	-	29
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	55	-	55

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

Particulars	Level 1	Level 2	Level 3	Total

Available for sale - Financial asset - Investments in units of mutual funds	Rs.10,762	Rs.-	Rs.-	Rs.10,762
Available for sale - Financial asset - Investment in equity securities	23	-	-	23
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	249	-	249

(1)  The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations.

The models incorporate various inputs, including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at September 30, 2014 and March 31, 2014, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

9.  Property, plant and equipment

Acquisitions and disposals

During the six months ended September 30, 2014, the Company acquired assets at an aggregate cost of Rs.4,956 (as compared to a cost of Rs.5,898 and Rs.11,022 for the six months ended September 30, 2013 and the year ended March 31, 2014, respectively).

Assets with a net book value of Rs.124 were disposed of during the six months ended September 30, 2014 (as compared to Rs.18 and Rs.235 for the six months ended September 30, 2013 and the year ended March 31, 2014, respectively), resulting in a net loss on disposal of Rs.40 during the six months ended September 30, 2014 (as compared to net loss of Rs.2 and net gain of Rs.24 for the six months ended September 30, 2013 and the year ended March 31, 2014, respectively).

Depreciation expense for the three months and six months ended September 30, 2014 was Rs.1,410 and Rs.2,727 respectively (as compared to Rs.1,171 and Rs.2,288 for the three months and six months ended September 30, 2013, respectively).

Capital commitments

As of September 30, 2014 and March 31, 2014, the Company was committed to spend approximately Rs.4,377 and Rs.2,920, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

10.	Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the six months ended September 30, 2014 and 2013 and the year ended March 31, 2014:

	Six months ended September 30, 2014	Six months ended September 30, 2013	Year ended March 31, 2014

Opening balance(1)	Rs.3,428	Rs.3,193	Rs.3,193

Goodwill arising on business combination(2)	203	-	-

Effect of translation adjustments	(78)	273	235

Closing balance(1)	Rs.3,553	Rs.3,466	Rs.3,428

(1)	This does not include goodwill arising upon investment in associates of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.

(2)

Represents excess of consideration paid over the fair value of the net assets acquired from Cherokee Pharma LLC during the three months ended September 30, 2014. Total purchase consideration was Rs.292 (U.S.$4.7) and the fair value of the net assets acquired was Rs.89 (U.S.$1.4). The amount of goodwill is primarily attributable to the acquired workforce and expected synergies. The acquisition was not material to the Company and, accordingly, no further disclosures have been made in the consolidated financial statements of the Company.

11.	Intangible assets

During the three months and six months ended September 30, 2014, the Company acquired intangible assets at an aggregate cost of Rs.121 and Rs.292, respectively (as compared to a cost of Rs.138 and Rs.287 for the three months and six months ended September 30, 2013, respectively and Rs.743 for the year ended March 31, 2014), including assets acquired through business combinations of Rs.56 for the three and six months ended September 30, 2014 (as compared to a cost of Rs.0 for the three and six months ended September 30, 2013 and Rs.0 for the year ended March 31, 2014).

Amortization expenses for the three months and six months ended September 30, 2014 were Rs.548 and Rs.1,103, respectively (as compared to amortization expenses of Rs.562 and Rs.1,058 for the three months and six months ended September 30, 2013, respectively).

12.	Borrowings

Short term borrowings

The Company had short term borrowings of Rs.14,052 as of September 30, 2014, as compared to Rs.20,607 as of March 31, 2014. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Switzerland, Venezuela and Germany.

 Short term borrowings consist of the following:

As of
	September 30, 2014	March 31, 2014
Packing credit borrowings	Rs.10,434	Rs.17,630
Other foreign currency borrowings	3,618	2,977
	Rs.14,052	Rs.20,607

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12.	Borrowings (continued)

Short-term borrowings (continued)

An interest rate profile of short term borrowings from banks is given below:

As at
	September 30, 2014		March 31, 2014

	Currency	Interest Rate	Currency	Interest Rate

Packing credit borrowings	USD	LIBOR + 25 to 51 bps	USD	LIBOR + 25 to 85 bps
	EURO	LIBOR + 20 bps	EURO	LIBOR + 20 bps
	RUB	7.20% to 9.80%	RUB	7.20% to 7.75%
			RUB INR	Mosprime + 60 bps 9.50% to 10%
Other foreign currency borrowings	EURO	LIBOR + 90 bps	EURO	LIBOR + 90 bps
	VEB	11%	-	-

Long-term borrowings

Long-term borrowings consist of the following:

	As at
	September 30, 2014	March 31, 2014

Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.13,539	Rs.13,103
Foreign currency borrowing by the parent company	9,262	8,987
Foreign currency borrowing by the Company’s U.K. subsidiary	999	998
Obligations under finance leases	1,002	1,047

	Rs.24,802	Rs.24,135

Current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.6,792	Rs.3,295
Obligations under finance leases	124	100

	Rs.6,916	Rs.3,395

Non-current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.6,747	Rs.9,808
Foreign currency borrowing by the parent company	9,262	8,987
Foreign currency borrowing by the Company’s U.K. subsidiary	999	998
Obligations under finance leases	878	947

	Rs.17,886	Rs.20,740

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Long-term borrowing of Swiss Subsidiary

During the year ended March 31, 2012, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed the sum of U.S.$220. The term of the loan is for sixty months starting from September 30, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The parent company has guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary. As of September 30, 2014, the Company was in compliance with such financial covenants.

As part of this arrangement, the Company incurred an amount of U.S.$3.73 in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they are being amortized over the term of the loan using the effective interest method.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12.	Borrowings (continued)

Long-term borrowings (continued)

Long-term borrowing of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of U.S.$150. The term of the loan is for sixty-six months starting from August 12, 2013. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month after August 12, 2013.

The loan agreement imposes various financial covenants on the Company. As of September 30, 2014, the Company was in compliance with such financial covenants.

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

As at
	September 30, 2014		March 31, 2014

	Currency	Interest Rate	Currency	Interest Rate

Foreign currency borrowings	USD GBP	LIBOR+100 to 179 bps LIBOR+130 bps	USD GBP	LIBOR+100 to 179 bps LIBOR+130 bps

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.21,720 and Rs.14,596 as of September 30, 2014 and March 31, 2014, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non-derivative financial liabilities as of September 30, 2014 and March 31, 2014 was Rs.13,585 and Rs.13,181, respectively.

13. Other (income)/expense, net

	Six months ended September 30,		Three months ended September 30,

	2014	2013	2014	2013

Loss/(profit) on sale/disposal of property, plant and equipment and intangibles, net	Rs.40	Rs.(27)	Rs.(0)	Rs.1
Sale of spent chemical	(295)	(231)	(145)	(124)
Miscellaneous income(1)	(195)	(754)	(120)	(513)

	Rs.(450)	Rs.(1,012)	Rs.(265)	Rs.(636)

(1)

Miscellaneous income includes, for the three and six months ended September 30, 2013, Rs.431 (U.S.$6.75) from the resolution of litigation associated with the sale of one of the Company’s generic products in North America.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

14.	Finance (expense)/income, net

  Finance (expense)/income net consists of the following:

	Six months ended September 30,		Three months ended September 30,

	2014	2013	2014	2013

Interest income	Rs.482	Rs.559	Rs.258	Rs.256
Profit on sale of other investments	247	50	194	46
Foreign exchange gain, net	719	230	243	361
Interest expense	(546)	(618)	(274)	(372)

	Rs.902	Rs.221	Rs.421	Rs.291

15.	Share capital and share premium

During the six months ended September 30, 2014 and 2013, 256,971 and 263,260 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the six months ended September 30, 2014, an aggregate of 254,471 options having an exercise price of Rs.5 (based upon the par value of the underlying shares) were exercised and 2,500 options having an exercise price of Rs.448 (based upon the grant-date fair market value of the underlying shares) were exercised. During the six months ended September 30, 2013, each of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares.The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity.

16.	Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”) and the Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”), each of which allows for grants of stock options to eligible employees.

The terms and conditions of the grants made during the six months ended September 30, 2014 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan	230,840	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	45,796	Rs.5.00	1 to 4 years	5 years

The above grants were made on July 14, 2014, June 15, 2014 and May 25, 2014.

The terms and conditions of the grants made during the six months ended September 30, 2013 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan	258,870	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	44,240	Rs.5.00	1 to 4 years	5 years

The above grants were made on May 13, 2013.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

16.	Employee stock incentive plans (continued)

The weighted average inputs used in computing the fair value of such grants were as follows:

	Grants made on
	July 14, 2014	June 15, 2014	May 25, 2014	May 13, 2013
Expected volatility	23.20%	23.15%	22.52%	20.50%
Exercise price	Rs.5.00	Rs.5.00	Rs.5.00	Rs.5.00
Option life	2.5 Years	2.5 Years	2.5 Years	2.5 Years
Risk-free interest rate	8.55%	8.38%	8.50%	7.43%
Expected dividends	0.67%	0.74%	0.78%	0.72%
Grant date share price	Rs.2,695.00	Rs.2,445.15	Rs.2,308.70	Rs.2,077.30

In addition to the above, during the six months ended September 30, 2014, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, the vesting of stock options is conditional upon achievement of various performance targets over the three year period ending on March 31, 2017. Performance targets are measured each year against pre-defined interim targets and eligible employees are granted stock options upon meeting such targets. The stock options so granted are ultimately vested with the employees who meet subsequent service vesting conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the six months ended September 30, 2014 and 2013, amounts of Rs.230 and Rs.204, respectively, and for the three months ended September 30, 2014 and 2013, amounts of Rs.135 and Rs.117, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of September 30, 2014, there was approximately Rs.826 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.83 years.

17. Employee benefit plans

Gratuity benefits

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The net periodic benefit cost for the six months ended September 30, 2014 and 2013 was Rs.89 and Rs.71, respectively, and for the three months ended September 30, 2014 and 2013 was Rs.44 and Rs.35, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was Rs.514 and Rs.463 as at September 30, 2014 and March 31, 2014, respectively.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rates were 19.4% and 17.2% for the six and three months ended September 30, 2014, respectively, as compared to 11.1% and 10.3% for the six and three months ended September 30, 2013, respectively. The effective tax rates for the six and three months ended September 30, 2013, respectively, were lower primarily as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad on a previously litigated tax matter.

Income tax expenses were Rs.2,701 and Rs.1,196 for the six and three months ended September 30, 2014, respectively, as compared to Rs.1,320 and Rs.792 for the six and three months ended September 30, 2013, respectively.

Total tax benefit recognized directly in the equity amounted to Rs.6 and Rs.36 for the six and three months ended September 30, 2014, respectively, as compared to Rs.710 and Rs.310 for the six and three months ended September 30, 2013, respectively. Such tax benefit was primarily due to tax effects of the foreign exchange loss on cash flow hedges, which was primarily offset by tax expense on the changes in fair value of “available for sale” financial instruments. Refer to Note 7 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

19. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences towards services for research and development;

•	Ecologic Chemicals Limited for purchases and sales of active pharmaceutical ingredients and other assets; and

•	Stamlo Hotels Private Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	Six months ended September 30,		Three months ended September 30,

	2014	2013	2014	2013

Purchases of raw materials	Rs.5	Rs.88	Rs.-	Rs.80
Purchase of assets from significant interest entities(1)	-	1,264	-	1,264
Sales of raw materials	-	49	-	48
Services availed for research and development	51	67	29	42
Contribution towards social development	111	68	56	19
Hotel expenses paid	20	8	9	4
Lease rental paid under cancellable operating leases to key management personnel and their relatives	19	18	10	9

(1) Towards assets acquired from Ecologic Chemicals Limited.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19. Related parties (continued)

The Company had the following amounts due from related parties:

	As at

	September 30, 2014	March 31, 2014

Key management personnel (towards rent deposits)	8	8

The Company had the following amounts due to related parties:

As at

	September 30, 2014	March 31, 2014

Due to related parties	Rs.-	Rs.1

The following table describes the components of compensation paid or payable to key management personnel:

	Six months ended September 30,		Three months ended September 30,

	2014	2013	2014	2013

Salaries and other benefits	Rs.155	Rs.137	Rs.78	Rs.69
Contributions to defined contribution plans	8	7	4	3
Commission to directors	160	110	80	55
Share-based payments expense	34	28	23	17

Total	Rs.357	Rs.282	Rs.185	Rs.144

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

20.	Disclosure of Expense by Nature

The following table shows supplemental information related to certain “nature of expense” items for the six months ended September 30, 2014 and 2013, respectively.

	Six months ended September 30, 2014

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.4,832	Rs.7,771	Rs.1,873	Rs.14,476
Depreciation and amortization	1,969	1,447	414	3,830

	Six months ended September 30, 2013

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.4,067	Rs.6,379	Rs.1,129	Rs.11,575
Depreciation and amortization	1,820	1,338	188	3,346

The following table shows supplemental information related to certain “nature of expense” items for the three months ended September 30, 2014 and 2013, respectively.

	Three months ended September 30, 2014

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,397	Rs.3,878	Rs.1,037	Rs.7,312
Depreciation and amortization	1,015	712	231	1,958

	Three months ended September 30, 2013

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,094	Rs.3,336	Rs.575	Rs.6,005
Depreciation and amortization	930	709	94	1,733

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which was Rs.77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending.

Based on its best estimate, the Company has recorded a provision for the potential liability related to the allegedly overcharged amount including interest thereon, and believes that possibility of any liability that may arise on account of penalties pursuant to this litigation is not probable. In the event the Company is unsuccessful in this litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Contingencies (continued)

Product and patent related matters (continued)

Nexium United States litigations

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca’s branded drug, Nexium.

Plaintiffs allege that AstraZeneca’s settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. The defendants also filed motions for summary judgment. Arguments regarding these motions were heard on January 21, 2014.

On February 12, 2014, the Court issued an order granting the Company’s motion in part, finding that the plaintiffs have failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included a large and unjustified reverse payment. On October 20, 2014, the Company reached a settlement with a majority of the plaintiffs. Under the terms of the settlement, which is subject to the Court’s approval, the Company will not make any payment to the plaintiffs.

Reclast and Zometa United States litigation

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA for Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA for Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching their generic Reclast® and Zometa® products. On March 1, 2013, the Court denied Novartis’ motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. The Court has construed the patent claims and the case is currently in progress at a fact discovery stage. No provision is made in the Company’s unaudited condensed consolidated interim financial statements as of September 30, 2014. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (“CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company has violated the Consumer Product Safety Act (“CPSA”) and the Poison Prevention Packaging Act (“PPPA”) and intends to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations and is engaged in discussions with the CPSC regarding its compliance with the regulations. Simultaneously, the Department of Justice (the “DOJ”) is also currently investigating a complaint related to these issues under the Federal False Claims Act. A meeting with the DOJ occurred on August 20, 2014 and the Company has provided some additional clarifying information to the DOJ subsequent to that meeting.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21.	Contingencies (continued)

Product and patent related matters (continued)

At this stage of the proceedings, the Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision is made in the Company’s unaudited condensed consolidated interim financial statements as of September 30, 2014. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Contingencies (continued)

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India (the “Central Excise Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.34. The Company filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”). In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Present position
March 2008 to September 2009	Rs.102 plus 100% penalty and interest thereon

The Company filed an appeal with the CESTAT against the Central Excise Commissioner’s order. In July 2013, the CESTAT remanded the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility and also ordered the Company to make an interim deposit of Rs.50. The Company made the requisite deposit. In August 2014, the Central Excise Commissioner reconfirmed the demand. The Company is in the process of filing an appeal before the CESTAT.

October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon

The Company filed an appeal with the CESTAT against the Central Excise Commissioner’s order. In July 2014, the CESTAT remanded the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility and also ordered the Company to make an interim deposit of Rs.60 within eight weeks from receipt of the order. The Company made the requisite deposit. In August 2014, the Central Excise Commissioner reconfirmed the demand. The Company is in the process of filing an appeal before the CESTAT.

April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

Others

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.299. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in the Company’s unaudited condensed consolidated interim financial statements as of September 30, 2014.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21.	Contingencies (continued)

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

After taking into account all of the available information and legal provisions, the Company has recorded an amount of Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of September 30, 2014, the Company has made “payments under protest” of Rs.343 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is Rs.658. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in the financial statements.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.606. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision is made in the Company’s unaudited condensed consolidated interim financial statements as of September 30, 2014.

Other

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

22. Subsequent events

On October 18, 2014, the Company entered into an asset purchase agreement with Novartis Consumer Health Inc. to acquire the title and rights to its Habitrol® franchise (an over-the-counter nicotine replacement therapy transdermal patch) and to market the product in the United States. The agreement is subject to review by the U.S. Federal Trade Commission, and the transfer of the assets is expected to happen subsequent to completion of such review.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2014, all of which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended September 30, 2014 compared to the three months ended September 30, 2013

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Three months ended September 30,

	2014		2013

	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)

Revenues	Rs.35,879	100%	Rs.33,575	100%	7%
Gross profit	20,986	58.5%	19,469	58.0%	8%
Selling, general and administrative expenses	10,673	29.7%	9,736	29.0%	10%
Research and development expenses	4,113	11.5%	3,009	9.0%	37%
Other (income)/expense, net	(265)	(0.7%)	(636)	(1.9%)	(58%)
Results from operating activities	6,465	18.0%	7,360	21.9%	(12%)
Finance (expense)/income, net	421	1.2%	291	0.9%	44%
Share of profit of equity accounted investees, net of tax	51	0.1%	44	0.1%	17%
Profit before tax	6,937	19.3%	7,695	22.9%	(10%)
Tax expense	1,196	3.3%	792	2.4%	51%
Profit for the period	Rs.5,741	16.0%	Rs.6,903	20.6%	(17%)

Revenues

Our overall consolidated revenues were Rs.35,879 million during the three months ended September 30, 2014, an increase of 7% as compared to Rs.33,575 million during the three months ended September 30, 2013.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Three months ended September 30,

	2014		2013

	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)

Global Generics	Rs.28,868	80%	Rs.26,548	79%	9%
Pharmaceutical Services and Active Ingredients	6,392	18%	6,403	19%	(0%)
Proprietary Products	298	1%	425	1%	(30%)
Others	321	1%	199	1%	61%

Total	Rs.35,879	100%	Rs.33,575	100%	7%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.28,868 million during the three months ended September 30, 2014, an increase of 9% as compared to Rs.26,548 million during the three months ended September 30, 2013.

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 3% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 24% resulting from a net increase in the sales volumes of existing products in this segment; and

•	a decrease of approximately 18% resulting from the net impact of change in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.14,281 million during the three months ended September 30, 2014, an increase of 8% as compared to the three months ended September 30, 2013. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 7% in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013.

This growth was largely attributable to the following:

•	gain in market shares of existing products, such as divalproex sodium ER, azacitidine, metoprolol succinate, decitabine and ziprasidone; and

•	revenues from new products launched between October 1, 2013 and September 30, 2014, such as amlodipine + atorvastatin, sumatriptan, moxifloxacin, and finofibrate capsules.

The following table sets forth products that we launched in the United States during the three months ended September 30, 2014:

Product	Innovator’s Brand	Innovator
Levalbuterol hydrochloride	Xopenex®	Sunovion Pharmaceuticals

During the three months ended September 30, 2014, we made 2 new ANDA filings, and as of September 30, 2014 our cumulative ANDA filings were 220. As of September 30, 2014, we had 72 ANDAs pending approval at the U.S. FDA, of which 45 are Paragraph IV filings, and we believe we are the first to file with respect to 11 of these filings.

India: Our Global Generics segment’s revenues from India during the three months ended September 30, 2014 were Rs.4,799 million, an increase of 14% as compared to the three months ended September 30, 2013. This growth was largely attributable to the increase in sales volumes of our existing major brands and revenues from new brands launched between October 1, 2013 and September 30, 2014 in India. According to IMS Health in its Moving Quarterly Total report for the three months ended September 30, 2014 (the “MQT Q3 Report”), our secondary sales in India grew by 11% during such period, as compared to the India pharmaceutical market’s growth of 12% during such period. During the three months ended September 30, 2014, we launched 2 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) during the three months ended September 30, 2014 were Rs.8,343 million, an increase of 14% as compared to the three months ended September 30, 2013.

Russia: Our Global Generics segment’s revenues from Russia during the three months ended September 30, 2014 were Rs.4,134 million, a decrease of 11% as compared to the three months ended September 30, 2013. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates) such revenues remained flat during the three months ended September 30, 2014 as compared to the three months ended September 30, 2013.

 According to IMS Health, a market research firm, as per its report for the three months ended September 30, 2014, our sales value and volume growth from Russia during the three months ended September 30, 2014 were 11.8% and 0.6%, respectively, as compared to the Russian pharmaceutical market sales value growth and volume decrease of 10.7% and 0.5%, respectively. During the three months ended September 30, 2014, our market share by sales volume increased to 1.97% as compared to 1.95% during the three months ended September 30, 2013. Our over-the-counter (“OTC”) division’s revenues from Russia during the three months ended September 30, 2014 were 34% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding initiatives. As per the above referenced IMS Health report, our OTC sales value and volume growth during the three months ended September 30, 2014 were 18.3% and 6.6%, respectively, as compared to the Russian OTC pharmaceutical sales value growth and volume decrease of 8.3% and 3.2%, respectively.

Other countries of the former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were Rs.664 million during the three months ended September 30, 2014, a decrease of 24% as compared to the three months ended September 30, 2013. This decrease was primarily on account of the impact of devaluation of the Ukrainian Hryvnia, geopolitical unrest in Ukraine and a decrease in revenues from certain existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.3,545 million during the three months ended September 30, 2014, an increase of 95% as compared to the three months ended September 30, 2013. The growth was primarily attributable to sales volume growth in Venezuela.

Europe: Our Global Generics segment’s revenues from Europe were Rs.1,445 million during the three months ended September 30, 2014, a decrease of 18% as compared to the three months ended September 30, 2013. Revenues have decreased primarily on account of reduced sales in Germany, which was mainly due to our reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the three months ended September 30, 2014 were Rs.6,392 million, which were flat as compared to the three months ended September 30, 2013. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

increased sales of active pharmaceutical ingredients primarily attributable to certain existing products during the three months ended September 30, 2014, which increased our PSAI segment’s revenues by approximately 2%; and

•	decreased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which decreased our PSAI segment’s revenues by approximately 2.2%.

During the three months ended September 30, 2014, we filed 28 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of September 30, 2014 were 703, including 215 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.20,986 million during the three months ended September 30, 2014, representing 58.5% of our revenues for that period, as compared to Rs.19,469 million during the three months ended September 30, 2013, representing 58.0% of our revenues for that period.

The following table sets forth, for the period indicated our gross profits by segment:

	Three months ended September 30,

	2014		2013

	(Rs. in millions)

	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue

Global Generics	Rs.18,927	65.6%	Rs.17,559	66.1%
Pharmaceutical Services and Active Ingredients	1,712	26.8%	1,577	24.6%
Proprietary Products	266	89.3%	406	95.5%
Others	81	25.2%	(73)	(36.7%)

Total	Rs.20,986	58.5%	Rs.19,469	58.0%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 65.6% during the three months ended September 30, 2014 from 66.1% during the three months ended September 30, 2013. This decrease was largely attributable to:

•	growing pricing pressure on the products in this segment; partially offset by

•

the impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

 The gross profits from our PSAI segment increased to 26.8% during the three months ended September 30, 2014, from 24.6% during the three months ended September 30, 2013. This increase was primarily due to an increase in sales of products with higher gross profit margins during the three months ended September 30, 2014.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.10,673 million during the three months ended September 30, 2014, an increase of 10% as compared to Rs.9,736 million during the three months ended September 30, 2013. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 6%;

•

increased sales and marketing costs, due to expenditures towards select brand building activities in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) and India, which increased our selling, general and administrative expenses by approximately 1%; and

•	increased freight costs on account of rate increases and higher sales volumes, which increased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 29.7% during the three months ended September 30, 2014 from 29.0% during the three months ended September 30, 2013.

Research and development expenses

Our research and development expenses were Rs.4,113 million during the three months ended September 30, 2014, an increase of 37% as compared to Rs.3,009 million during the three months ended September 30, 2013. Our research and development expenses increased to 11.5% of our total revenues during the three months ended September 30, 2014 from 9.0% of our total revenues during the three months ended September 30, 2013. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Other (income)/expense, net

Our net other income was Rs.265 million during the three months ended September 30, 2014, as compared to a net other income of Rs.636 million during the three months ended September 30, 2013. Our net other income for the three months ended September 30, 2013 included an amount of Rs.431 million (U.S.$6.75 million) from the resolution of litigation associated with the sale of one of our generic products in North America.

Finance (expense)/income, net

Our net finance income was Rs.421 million during the three months ended September 30, 2014 as compared to a net finance income of Rs.291 million during the three months ended September 30, 2013. The increase in net finance income was due to the following:

•

profit on sale of investments of Rs.194 million during the three months ended September 30, 2014, as compared to profit on sale of investments of Rs.46 million during the three months ended September 30, 2013;

•	net interest expense of Rs.16 million during the three months ended September 30, 2014, as compared to net interest expense of Rs.116 million during the three months ended September 30, 2013; and

•

net foreign exchange gain of Rs.243 million during the three months ended September 30, 2014, as compared to net foreign exchange gain of Rs.361 million during the three months ended September 30, 2013.

Profit before tax

As a result of the above, our profit before tax was Rs.6,937 million during the three months ended September 30, 2014, a decrease of 10% as compared to Rs.7,695 million during the three months ended September 30, 2013.

Tax expense

Tax expense is recognized based on our best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

Our consolidated weighted average tax rate was 17.2% during the three months ended September 30, 2014, as compared to 10.3% during the three months ended September 30, 2013. The effective tax rate during the three months ended September 30, 2013 was lower primarily as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad on a previously litigated tax matter.

Tax expense was Rs.1,196 million during the three months ended September 30, 2014, as compared to Rs.792 million during the three months ended September 30, 2013.

Profit for the period

As a result of the above, our net profit was Rs.5,741 million during the three months ended September 30, 2014, representing 16.0% of our total revenues for such period, as compared to Rs.6,903 million during the three months ended September 30, 2013, representing 20.6% of our total revenues for such period.

Section B:

Six months ended September 30, 2014 compared to the six months ended September 30, 2013

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Six months ended September 30,

	2014		2013

	(Rs. in Millions)

	Amount	% of Revenues	Amount	% of Revenues	Increase/ (Decrease)

Revenues	Rs.71,054	100%	Rs.62,024	100%	15%
Gross profit	41,830	58.9%	34,488	55.6%	21%
Selling, general and administrative expenses	21,352	30.1%	18,530	29.9%	15%
Research and development expenses	7,988	11.2%	5,438	8.8%	47%
Other (income)/expense, net	(450)	(0.6%)	(1,012)	(1.6%)	(56%)
Results from operating activities	12,940	18.2%	11,532	18.6%	12%
Finance (expense)/income, net	902	1.3%	221	0.4%	308%
Share of profit of equity accounted investees, net of tax	104	0.1%	79	0.1%	32%
Profit before tax	13,946	19.6%	11,832	19.1%	18%
Tax Expense	2,701	3.8%	1,320	2.1%	105%
Profit for the period	Rs.11,245	15.8%	Rs.10,512	16.9%	7%

Revenues

Our overall consolidated revenues were Rs.71,054 million during the six months ended September 30, 2014, an increase of 15% as compared to Rs.62,024 million during the six months ended September 30, 2013.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Six months ended September 30,

	2014		2013

	(Rs. in Millions)

	Revenues	Revenues % to Total	Revenues	Revenues % to Total	Increase/ (Decrease)

Global Generics	Rs.57,871	81%	Rs.48,450	78%	19%
Pharmaceutical Services and Active Ingredients	11,930	17%	12,271	20%	(3%)
Proprietary Products	604	1%	745	1%	(19%)
Others	649	1%	558	1%	16%

Total	Rs.71,054	100%	Rs.62,024	100%	15%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.57,871 million during the six months ended September 30, 2014, an increase of 19% as compared to Rs.48,450 million during the six months ended September 30, 2013.

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 13% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 18% resulting from increased sales volumes of existing products; and

•	a decrease of approximately 12% resulting from the net impact of changes in sales prices of products in this segment.

North America: Our Global Generics segment’s revenues from North America (United States and Canada) during the six months ended September 30, 2014 were Rs.30,749 million, an increase of 28% as compared to Rs.24,115 million during the six months ended September 30, 2013.

The following table sets forth, during the six months ended September 30, 2014, products launched in North America:

Product	Innovator’s Brand	Innovator

Eszopliclone	Lunesta®	Seprocor
Fenofibrate capsules	Antara®	Ethyopharm
Paricalcitol	Zemplar®	Abbott
Duloxetine delayed release capsules	Cymbalta®	Eli Lilly
Levalbuterol hydrochloride	Xopenex®	Sunovion Pharmaceuticals

India: Our Global Generics segment’s revenues from India were Rs.8,798 million during the six months ended September 30, 2014, an increase of 14% as compared to the six months ended September 30, 2013. During the six months ended September 30, 2014, we launched 11 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) during the six months ended September 30, 2014 were Rs.15,419 million, an increase of 16% as compared to the six months ended September 30, 2013.

Russia: Our Global Generics segment’s revenues from Russia were Rs.8,332 million during the six months ended September 30, 2014 and remained flat as compared to the six months ended September 30, 2013.

According to IMS Health, a market research firm, as per its report for the six months ended September 30, 2014, our sales value and volume growth from Russia during the six months ended September 30, 2014 were 12.8% and 3.3%, respectively, as compared to the Russian pharmaceutical market sales value and volume growth of 11.6% and 0.8%, respectively. During the six months ended September 30, 2014, our volume market share increased to 1.93% as compared to 1.89% during the six months ended September 30, 2013. Our over-the-counter (“OTC”) division’s revenues from Russia during the six months ended September 30, 2014 were 36% of the total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding initiatives. As per the above referenced IMS Health report, our OTC sales value and volume growth during the six months ended September 30, 2014 were 19.3% and 13.0%, respectively, as compared to the Russian OTC pharmaceutical sales value growth and volume decrease of 10.4% and 0.6%, respectively.

Other Countries of former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were Rs.1,327 million during the six months ended September 30, 2014, a decrease of 22% as compared to the six months ended September 30, 2013.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.5,761 million during the six months ended September 30, 2014, an increase of 75% as compared to the six months ended September 30, 2013.

Europe: Our Global Generics segment’s revenues from Europe were Rs.2,904 million during the six months ended September 30, 2014, a decrease of 13% as compared to the six months ended September 30, 2013.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the six months ended September 30, 2014 were Rs.11,930 million, a decrease of 3% as compared to the six months ended September 30, 2013. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

increased sales of active pharmaceutical ingredients, primarily attributable to higher sales from “launch molecules” (as defined below) to our customers during the six month period, which increased our PSAI segment’s revenues by approximately 6%; and

•	decreased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which decreased our PSAI segment’s revenues by approximately 9%.

Sales from “launch molecules” refer to sales of active pharmaceutical ingredients to generic customers to support their generic product launches related to impending patent expirations.

Gross Profit

Our total gross profit was Rs.41,830 million during the six months ended September 30, 2014, representing 58.9% of our revenues for that period, as compared to Rs.34,488 million during the six months ended September 30, 2013, representing 55.6% of our revenues for that period.

	Six months ended September 30,

	2014		2013

	(Rs. in Millions)

	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue

Global Generics	Rs.38,208	66.0%	Rs.31,042	64.1%
Pharmaceutical Services and Active Ingredients	2,946	24.7%	2,691	21.9%
Proprietary Products	510	84.4%	687	92.2%
Others	166	25.6%	68	12.2%

Total	Rs.41,830	58.9%	Rs.34,488	55.6%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 66.0% during the six months ended September 30, 2014 from 64.1% during the six months ended September 30, 2013. This increase was largely attributable to:

•

the impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products); partially offset by

•	the growing pricing pressures on the products in this segment.

 The gross profit from our PSAI segment increased to 24.7% during the six months ended September 30, 2014 from 21.9% during the six months ended September 30, 2013. This increase was primarily due to an increase in sales of products with higher gross profit margins during the six months ended September 30, 2014.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.21,352 million during the six months ended September 30, 2014, an increase of 15% as compared to Rs.18,530 million during the six months ended September 30, 2013. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 8%;

•

increased sales and marketing costs, due to expenditures towards select brand building activities in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) and India, which increased our selling, general and administrative expenses by approximately 3%; and

•	increased freight costs on account of rate increases and higher sales volumes, which increased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses marginally increased to 30.1% during the six months ended September 30, 2014 from 29.9% during the six months ended September 30, 2013.

Research and development expenses

Our research and development costs were Rs.7,988 million during the six months ended September 30, 2014, an increase of 47% as compared to Rs.5,438 million during the six months ended September 30, 2013. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Other (income)/expense, net

Our net other income was Rs.450 million during the six months ended September 30, 2014, as compared to a net other income of Rs.1,012 million during the six months ended September 30, 2013. Our net other income for the six months ended September 30, 2013 included an amount of Rs.431 million (U.S.$6.75 million) from the resolution of litigation associated with the sale of one of our generic products in North America.

Finance income/(expense), net

Our net finance income was Rs.902 million during the six months ended September 30, 2014, as compared to net finance income of Rs.221 million during the six months ended September 30, 2013. The increase in net finance income was attributable to:

•	net foreign exchange gain of Rs.719 million during the six months ended September 30, 2014, as compared to net foreign exchange gain of Rs.230 million during the six months ended September 30, 2013;

•	net interest expense of Rs.64 million during the six months ended September 30, 2014, as compared to net interest expense of Rs.59 million during the six months ended September 30, 2013; and

•

profit on sale of investments of Rs.247 million during the six months ended September 30, 2014, as compared to profit on sale of investments of Rs.50 million during the six months ended September 30, 2013.

Profit before tax

As a result of the above, our profit before tax was Rs.13,946 million during the six months ended September 30, 2014, an increase of 18% as compared to Rs.11,832 million during the six months ended September 30, 2013.

Tax expense

Our consolidated weighted average tax rate was 19.4% during the six months ended September 30, 2014 as compared to 11.1% during the six months ended September 30, 2013. Our consolidated weighted average tax rate during the six months ended September 30, 2013 was lower primarily as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad on a previously litigated tax matter.

Tax expense was Rs.2,701 million during the six months ended September 30, 2014, as compared to Rs.1,320 million during the six months ended September 30, 2013.

Profit for the period

As a result of the above, our net profit was Rs.11,245 million during the six months ended September 30, 2014, representing 15.8% of our total revenues for such period, as compared to Rs.10,512 million during the six months ended September 30, 2013, representing 16.9% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, making investments, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We borrowed U.S.$220 million during the year ended March 31, 2012, which is to be repaid in eight quarterly installments beginning December 2014. Further, we also borrowed U.S.$150 million during the year ended March 31, 2014, which is to be repaid in five quarterly installments beginning February 2018. These loans were borrowed primarily to repay some of our then existing short term and long term borrowings and to meet our anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	Six months ended September 30,

	2014	2014	2013

	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$146	Rs.9,013	Rs.5,325
Investing activities	10	628	(3,129)
Financing activities	(160)	(9,890)	3,065

Net increase/(decrease) in cash and cash equivalents	U.S.$(4)	Rs.(249)	Rs.5,261

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included approximately Rs.21,720 million in available credit under revolving credit facilities with banks as of September 30, 2014. We had no other material unused sources of liquidity as of September 30, 2014.

Operating Activities

The net result of operating activities was a cash inflow of Rs.9,013 million for the six months ended September 30, 2014, as compared to a cash inflow of Rs.5,325 million for the six months ended September 30, 2013.

During the six months ended September 30, 2014, our earnings before interest expense, profit/loss on sale of investments, tax expense, depreciation and amortization (“Adjusted EBITDA”) was Rs.17,592 million, out of which Rs.9,490 million was used towards increased working capital requirements. Such increase in working capital requirements primarily resulted from an increase in our trade receivables in an amount of Rs.4,617 million and an increase in our inventories in an amount of Rs.5,456 million. The increase in our trade receivables was primarily due to an increase in proportion of sales made to customers with longer credit period in the United States. The increase in our inventories was primarily to support the increased sales of our existing products as well as launches of new products.

During the six months ended September 30, 2013, our Adjusted EBITDA was Rs.15,187 million, out of which Rs.8,048 million was used towards increased working capital requirements. Such increase in working capital requirements primarily resulted from an increase in our inventories in an amount of Rs.2,807 million and an increase in our other assets and liabilities in an amount of Rs.5,615 million. Such increase in cash outflow from other assets and liabilities was primarily as a result of:

•

an increase in our payment of tender rebates during the six months ended September 30, 2013 to the various statutory healthcare insurance (“SHI”) funds in Germany related to contracts procured in competitive bidding tenders; and

•

an increase in various balances and receivables from governmental authorities in India during the six months ended September 30, 2013. The various balances and receivables from governmental authorities primarily represent amounts receivables from the excise, value added tax and customs authorities of India and the unutilized excise input credits on purchases and are included in our “other current assets”. This increase was primarily due to delayed payment from the statutory authorities during the six months ended September 30, 2013.

Our average days’ sales outstanding (“DSO”) computed based on the sales for the three months ended September 30, 2014, June 30, 2014 and September 30, 2013, were 97 days, 93 days and 91 days, respectively.

Investing Activities

Our investing activities resulted in a net cash inflow of Rs.628 million for the six months ended September 30, 2014, as compared to a net cash outflow of Rs.3,129 million for the six months ended September 30, 2013. This increase in net cash inflow of Rs.3,757 million was primarily due to:

•

a net increase in proceeds from redemption of investments in mutual funds and fixed deposits having an original maturity of more than three months by Rs.2,568 million during the six months ended September 30, 2014, as compared to the six months ended September 30, 2013; and

•

a net decrease in amounts spent on property, plant and equipment by Rs.1,443 million during the six months ended September 30, 2014, as compared to the six months ended September 30, 2013. The amount spent on property, plant and equipment during the six months ended September 30, 2013 included Rs.1,150 million (excluding taxes and duties) spent on assets acquired from Ecologic Chemicals Limited.

Financing Activities

Our financing activities resulted in a net cash outflow of Rs.9,890 million for the six months ended September 30, 2014, as compared to a net cash inflow of Rs.3,065 million for the six months ended September 30, 2013.

During the six months ended September 30, 2014, we paid dividends (including dividend distribution taxes) of Rs.3,587 million and repaid short term borrowings amounting to Rs.5,872 million. In comparison, during the six months ended September 30, 2013, we paid dividends (including dividend distribution taxes) of Rs.2,985 million, borrowed Rs.9,391 million (U.S.$150 million) pursuant to a long term loan for the purpose of our ongoing capital investments and repaid short term borrowings amounting to Rs.3,529 million.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of September 30, 2014:

Debt	Principal Amount		Currency	Interest Rate

	(U.S.$ in millions, Rs. in millions)

	Convenience translation into U.S.$

Packing credit borrowings	U.S.$169	Rs.10,434	USD EURO RUB	LIBOR + 25 to 51 bps LIBOR + 20 bps 7.20% to 9.80%
Other foreign currency borrowings	58	3,618	EURO VEB	LIBOR + 90 bps 11%
Long-term borrowings	385	23,847	USD GBP	LIBOR + 100 to 179 bps LIBOR + 130 bps

ITEM 4. RECENT DEVELOPMENTS

Letter from the United States Congress seeking certain information on increase in generic drug prices

On October 2, 2014, two members of the United States Congress wrote to us requesting information and expressing concern over the “escalating prices” of two products, Divalproex Sodium ER and Pravastatin Sodium, marketed by us in the United States. We subsequently responded to the aforesaid letter and clarified, among other things, that: (a) we launched Divalproex Sodium ER on August 19, 2013 and have not implemented a price increase on this product since then; and (b) we sold Pravastatin Sodium in the United States only during the time period of January 1, 2012 to August 20, 2012, during which time period we did not increase the price of this product.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, we received a subpoena duces tecum to appear before the Office of the Attorney General, California and produce records and documents relating to the pricing of 15 products. A set of five interrogatories related to pricing practices has been served as well. We are in the process of responding within the requested time period.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: November 14, 2014	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary